Client One Securities, LLC
Schedule I-Computation of Net Capital Under Rule 15c3-1
December 31, 2015

Computation of Net Capital	
Net Capital -Total Members Equity	$ 608,384
Deductions	
Receivables	
Other receivables	(73,250)
Other assets	(196,645)
Receivables from Broker Dealers	(4,858)
Net Capital Before Haircuts	333,631
Haircuts	-
Net Capital	333,631
Computation of Basic Net Capital Requirement	
Minimum Capital Requirements (6 2/3%) of Net Aggregate Indebtedness or $50,000 whichever is higher	50,000
Excess Net Capital	$ 283,631
Ratio of Aggregate Indebtedness to Net Capital	51.17%
Reconciliation with Company's Calculation	
Net Capital as Reported on FOCUS IIA as of December 31, 2014	$ 283,631
Changes resulting from the audit	-
Net Capital Per Audit	$ 283,631